                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)

                            Cox Communications, Inc.
                            ------------------------
                                (Name of Issuer)

                Class A Common Stock, $1.00 par value per share
              ---------------------------------------------------
                         (Title of Class of Securities)

                                  224044 10 7
                           ------------------------
                                 (CUSIP Number)

                 Andrew A. Merdek, Esq., Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
        ----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 29, 2001
                     -------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                        PAGE 2 OF 17 PAGES

--------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox Enterprises, Inc.
--------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)
                     Not Applicable                                              (B)
--------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*                                                              OO (See Item 3)
--------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)_____                                                       Not Applicable
--------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION                                          Delaware
--------------------------------------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                          0
          SHARES         -------------------------------------------------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER                        393,288,968 (Owned Indirectly)**
         OWNED BY        -------------------------------------------------------------------------------------------
           EACH              9        SOLE DISPOSITIVE POWER                     0
         REPORTING       -------------------------------------------------------------------------------------------
          PERSON             10       SHARED DISPOSITIVE POWER                   393,288,968 (Owned Indirectly)**
           WITH
--------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 393,288,968 (Owned Indirectly)**
--------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                                                   Not Applicable
--------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                  Approximately 65.5%**
--------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*
                                                                                                   CO
--------------------------------------------------------------------------------------------------------------------


** Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Cox Enterprises, Inc. ("CEI") may be converted at any time on a share-for-share basis. Assuming the delivery to the holders of CEI's 2% Exchangeable Senior Notes due 2021 (the "Exchangeable Notes") of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, CEI would indirectly beneficially own 385,710,189 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 64.2% of the Class A Common Stock. (See Item 4).

                        AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                        PAGE 3 OF 17 PAGES


--------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox Holdings, Inc.
--------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)
                     Not Applicable                                              (B)
--------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*                                                             OO (See Item 3)
--------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)_____                                                      Not Applicable
--------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                        Delaware
--------------------------------------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                          0
          SHARES         -------------------------------------------------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER                        366,407,116**
         OWNED BY        -------------------------------------------------------------------------------------------
           EACH              9        SOLE DISPOSITIVE POWER                     0
         REPORTING       -------------------------------------------------------------------------------------------
          PERSON             10       SHARED DISPOSITIVE POWER                   366,407,116**
           WITH
--------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 366,407,116**
--------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                  Not Applicable
--------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                 Approximately 61.0%**
--------------------------------------------------------------------------------------------------------------------
14                    TYPE OF REPORTING PERSON*                                                   CO
--------------------------------------------------------------------------------------------------------------------

** Includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox Holdings, Inc. ("CHI") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis. Assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, CHI would beneficially own 358,828,337 shares of Class A Common Stock (including 25,696,470 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 59.8% of the Class A Common Stock. (See Item 4).

                        AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                        PAGE 4 OF 17 PAGES


--------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    Cox DNS, Inc. (formerly Cox
                                                                          Discovery, Inc.)
--------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)
                     Not Applicable                                              (B)
--------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*                                                             OO (See Item 3)
--------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)_____                                                      Not Applicable
--------------------------------------------------------------------------------------------------------------------
6                    CITIZENSHIP OR PLACE OF ORGANIZATION                                         Delaware
--------------------------------------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                          0
          SHARES         -------------------------------------------------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER                        26,881,852**
         OWNED BY        -------------------------------------------------------------------------------------------
           EACH              9        SOLE DISPOSITIVE POWER                     0
         REPORTING       -------------------------------------------------------------------------------------------
          PERSON             10       SHARED DISPOSITIVE POWER                   26,881,852**
           WITH
--------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                  26,881,852**
--------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                  Not Applicable
--------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                 Approximately 4.5%**
--------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                                                    CO
--------------------------------------------------------------------------------------------------------------------

** Includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by Cox DNS, Inc. (formerly Cox Discovery, Inc.) ("CDNS") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CDNS may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis.

                        AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                        PAGE 5 OF 17 PAGES


--------------------------------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   Cox Investment Company, Inc.
--------------------------------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A)
                     Not Applicable                                              (B)
--------------------------------------------------------------------------------------------------------------------
3                    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------
4                    SOURCE OF FUNDS*                                                              OO (See Item 3)
--------------------------------------------------------------------------------------------------------------------
5                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                     ITEMS 2(d) or 2(e)_____                                                       Not Applicable
--------------------------------------------------------------------------------------------------------------------
6                     CITIZENSHIP OR PLACE OF ORGANIZATION                                         Delaware
--------------------------------------------------------------------------------------------------------------------

         NUMBER OF           7        SOLE VOTING POWER                          0
          SHARES         -------------------------------------------------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER                        26,881,852 (Owned Indirectly)**
         OWNED BY        -------------------------------------------------------------------------------------------
           EACH              9        SOLE DISPOSITIVE POWER                     0
         REPORTING       -------------------------------------------------------------------------------------------
          PERSON             10       SHARED DISPOSITIVE POWER                   26,881,852 (Owned Indirectly)**
           WITH
--------------------------------------------------------------------------------------------------------------------
11                   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                 26,881,852 (Owned Indirectly)**
--------------------------------------------------------------------------------------------------------------------
12                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                   Not Applicable
--------------------------------------------------------------------------------------------------------------------
13                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                 Approximately 4.5%**
--------------------------------------------------------------------------------------------------------------------
14                   TYPE OF REPORTING PERSON*                                                     CO
--------------------------------------------------------------------------------------------------------------------

** Includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Cox Investment Company, Inc. ("CICI") may be converted at any time on a share-for-share basis. For the purpose of determining the percent of the class to be reported in Item 13, the numerator includes 1,901,322 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CICI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis.

Amendment No. 5 to Schedule 13D                                    Page 6 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


                  CEI, CDNS, CHI and CICI (collectively, the "Cox Corporations") hereby amend their joint filing on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 18, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 1, 1996) and Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001) (the original joint filing on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D and this Amendment No. 5 (this "Amendment") to Schedule 13D, are collectively referred to herein as the "Schedule 13D"), with respect to their beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND ISSUER

                  The title of the class of equity securities to which the
Schedule 13D relates is the Class A Common Stock.

                  The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Amendment is being filed by the Cox Corporations. Anne Cox Chambers and Barbara Cox Anthony, who ultimately control the Cox Corporations, are filing separate amendments to their separate filings on
Schedule 13D. (See Item 4).

                  All of the Cox Corporations are incorporated in the State of Delaware. The principal businesses of CEI are publishing, broadband communications, broadcasting and automobile auctions. CDNS, CHI and CICI are holding companies. (See Item 4). The principal office and business address of the Cox Corporations is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

                  The directors and executive officers of CEI, CDNS, CHI and CICI (including Anne Cox Chambers and Barbara Cox Anthony) are set forth on Schedules I through IV, respectively, and incorporated herein by reference. These Schedules set forth the following information with respect to each such person:

                  (i)      name;

Amendment No. 5 to Schedule 13D                                    Page 7 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


                  (ii)     residence or business address; and

                  (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

                  During the last five years, none of the Cox Corporations nor, to the best knowledge of the persons filing this Amendment, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which it, he or she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the best knowledge of the persons filing this Amendment, all of the individuals listed in Schedules I through IV are citizens of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate consideration paid by the Private Purchasers (as defined below) to CHI on October 29, 2001 was $499,500,000 pursuant to the Purchase Agreements (as defined below).

ITEM 4.  PURPOSE OF TRANSACTION

         This Amendment is being filed to report the sale (the "Private Sales") by CHI of 13,500,000 shares of the Class A Common Stock in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to two stock purchase agreements (the "Purchase Agreements"), each dated October 22, 2001, among CHI, CEI and a private purchaser (collectively, the "Private Purchasers"). Upon satisfaction of the conditions precedent set forth in the Purchase Agreements, the Private Sales were consummated on October 29, 2001.

                  In connection with the Private Sales, the Company entered into two registration rights agreements, each dated October 29, 2001, by and between the Company, CEI and each of the Private Purchasers (collectively, the "Registration Rights Agreements"). Under each Registration Rights

Amendment No. 5 to Schedule 13D                                    Page 8 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


Agreement, the Company has agreed to file one or more registration statements under the Securities Act with respect to the shares of Class A Common Stock purchased in the Private Sales, and CEI has agreed to pay customary expenses associated with such registrations.

                  CEI is the holder of (i) all of the outstanding capital stock of CHI, which following the Private Sales, directly beneficially owns approximately 61.0% of the Class A Common Stock, and (ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDNS, which in turn directly beneficially owns approximately 4.5% of the Class A Common Stock (including for the purposes of these calculations the 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis). Therefore, following the Private Sales, CEI indirectly exercises beneficial ownership over an aggregate of approximately 65.5% of the Class A Common Stock.

                  There are 605,405,598 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 269 individuals and trusts exercise beneficial ownership over the remaining 7,270,011 shares (1.2%).

                  Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 65.5% of the Class A Common Stock.

                  In February and March 2001, CEI issued $459,000,000 aggregate principal amount of its 2% Exchangeable Senior Notes due 2021 (the "Exchangeable Notes"). This issuance was reported on Amendment No. 4 to
Schedule 13D (filed with the Commission on April 27, 2001). Pursuant to the terms of the Fourth Supplemental Indenture, dated as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (the "Fourth Supplemental Indenture"), at any time before the close of business on February 15, 2021, holders of the Exchangeable Notes may exchange each $1,000 principal amount of their Exchangeable Notes into 16.5115 shares of Class A Common Stock, subject to adjustment upon the occurrence of certain events. Upon exchange, CEI

Amendment No. 5 to Schedule 13D                                    Page 9 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


may deliver shares of the Class A Common Stock of the Company or cash based on the value of such shares. Additional terms of the Exchangeable Notes are described in Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001).

                  As a result of the Private Sales and assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common Stock beneficially owned by CHI, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, CHI would beneficially own 358,828,337 shares of Class A Common Stock (including 25,696,470 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 59.8% of the Class A Common Stock. For the purpose of determining the percent of the Class A Common Stock, the numerator includes 25,696,470 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by CHI may be converted at any time on a share-for-share basis and the denominator includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations may be converted at any time on a share-for share basis.

                  As a result of the Private Sales and assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, CEI would indirectly beneficially own 385,710,189 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 64.2% of the Class A Common Stock.

                  Until such time, if any, as CEI shall have delivered shares of Class A Common Stock to the holders of the Exchangeable Notes pursuant to the terms of the Fourth Supplemental Indenture, CEI will retain all ownership rights with respect to the shares of Class A Common Stock held by it (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).

                  The foregoing description of the Purchase Agreements, the Registration Agreements and the Fourth Supplemental Indenture is qualified in its entirety by reference to copies of such agreements, which are included herewith as Exhibits 7.01 through 7.05, respectively, and are specifically incorporated herein by reference.

                  Other than the above-mentioned transactions, none of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers or directors, Anne Cox Chambers or Barbara Cox Anthony have any plans or proposals that relate

Amendment No. 5 to Schedule 13D                                   Page 10 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


to or would result in any of the events set forth in Items 4(a) through (j). The Cox Corporations understand that any of their respective executive officers and directors that hold shares of the Company's Class A Common Stock do so for investment purposes.

                  The Cox Corporations, their respective executive officers and directors, Anne Cox Chambers and Barbara Cox Anthony intend to review continuously the Company's business affairs, general industry and economic conditions and the capital needs of the Cox Corporations. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock, to sell all or any portion of their holdings in the Company or to approve an extraordinary corporate transaction of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) See Items 11 and 13 of the cover pages for the aggregate number and percentage of Class A Common Stock beneficially owned by each of the Cox Corporations.

                  Mrs. Chambers indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers may be converted at any time). As of October 31, 2001, there was an aggregate of 572,852,365 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Chambers is the indirect beneficial owner of approximately 65.5% of the Class A Common Stock.

                  Mrs. Anthony indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of October 31, 2001, there was an aggregate of 572,852,365 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Anthony is the indirect beneficial owner of approximately 65.5% of the Class A Common Stock.

                  The Cox Corporations have been informed that the following executive officers and directors of the Cox Corporations beneficially own shares of the Company's Class A Common Stock:


                  David E. Easterly                            4,000
                  James C. Kennedy                            78,400
                  Robert C. O'Leary                           18,176

Amendment No. 5 to Schedule 13D                                   Page 11 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


Each of the individuals listed above beneficially owns less than one percent of the Class A Common Stock.

                  (b) See Items 7 and 9 of the cover pages for the number of shares of Class A Common Stock beneficially owned by each of the Cox Corporations as to which there is shared power to vote or direct the vote or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.

                  Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

                  The number of shares set forth above as beneficially owned by the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony does not include any shares beneficially owned by any person listed on Schedules I through IV hereto for his or her personal investment account. The Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony expressly disclaim beneficial ownership of all such shares owned by all such persons and are not a party to any agreement or arrangement of any kind with any such persons with respect to the acquisition, holding, voting or disposition of any such shares of Class A Common Stock or any shares of Class A Common Stock that they beneficially own.

                  Other than the Purchase Agreements and the Registration Rights Agreements, the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony are not a party to any other agreement or arrangement of any kind with the Private Purchasers with respect to the acquisition, holding, voting or disposition of any shares of Class A Common Stock acquired in the Private Sales or any other shares of Class A Common Stock that the Private Purchasers beneficially own, and the Private Purchasers hold full voting and investment power over all such shares and do not share such powers with the Cox Corporations, Anne Cox Chambers and Barbara Cox Anthony.

                  Except as indicated in Item 5(a), the Cox Corporations understand that the executive officers and directors listed in Item 5(a) above have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of the number of shares of Class A Common Stock that they beneficially own.

                  (c) None of the Cox Corporations nor, to the best knowledge of the persons filing this Schedule 13D, any of their respective executive officers and directors, Anne Cox Chambers or

Amendment No. 5 to Schedule 13D                                   Page 12 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


Barbara Cox Anthony have effected any open-market transactions in the Class A Common Stock during the past sixty days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs
(a) and (b) above.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  To the best knowledge of the persons filing this Schedule 13D, other than the agreements described in Item 4 and filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company among the Cox Corporations, their respective executive officers and directors, Mrs. Chambers or Mrs. Anthony or between any of such persons and any other person which are required to be described under
Item 6 of Schedule 13D.

Amendment No. 5 to Schedule 13D                                   Page 13 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit 7.01+     Purchase Agreement, dated as of October 22, 2001.

Exhibit 7.02+     Purchase Agreement, dated as of October 22, 2001.

Exhibit 7.03+     Registration Rights Agreement, dated as of October 29, 2001.

Exhibit 7.04+     Registration Rights Agreement, dated as of October 29, 2001.

Exhibit 7.05 Fourth Supplemental Indenture dated, as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee
                  (Incorporated by reference to Exhibit 7.07 to the Amendment
                  No. 4 to the Schedule 13D, as filed with the Commission on April 27, 2001).

Exhibit 7.06      Joint Filing Agreement dated January 29, 1995, among CEI,
                  CHI, CDNS and CICI (Incorporated by reference to Exhibit 7.02 to the Cox Corporations' Schedule 13D, as filed with the Commission on January 27, 1995).

+ Portions of this exhibit have been omitted pursuant to a request for confidential treatment, and the omitted portions have been filed separately with the Securities and Exchange Commission.

Amendment No. 5 to Schedule 13D                                   Page 14 of 17
Cox Enterprises, Inc.
Cox Communications, Inc.


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       COX ENTERPRISES, INC.


November 16, 2001                      By:  /s/ Andrew A. Merdek
----------------------                    -------------------------------------
      Date                                Andrew A. Merdek

Amendment No. 5 to Schedule 13D                                   Page 15 of 17
Cox Holdings, Inc.
Cox Communications, Inc.


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       COX HOLDINGS, INC.


November 16, 2001                      By:  /s/ Andrew A. Merdek
----------------------                    -------------------------------------
      Date                                Andrew A. Merdek

Amendment No. 5 to Schedule 13D                                   Page 16 of 17
Cox DNS, Inc.
Cox Communications, Inc.


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       COX DNS, INC.


November 16, 2001                      By:  /s/ Andrew A. Merdek
----------------------                    -------------------------------------
      Date                                Andrew A. Merdek

Amendment No. 5 to Schedule 13D                                   Page 17 of 17
Cox Investment Company, Inc.
Cox Communications, Inc.


                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       COX INVESTMENT COMPANY, INC.


November 16, 2001                      By:  /s/ Andrew A. Merdek
----------------------                    -------------------------------------
      Date                                Andrew A. Merdek

Amendment No. 5 to Schedule 13D
Schedules


                                   Schedule I
                             Cox Enterprises, Inc.
                        Executive Officers and Directors


                                                                                                Name and Address of
                                                                                                Corporation or other
                                                                                                Organization in which
Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         ---------------------

James C. Kennedy*                    Cox Enterprises, Inc.         Chairman of the Board        Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         and Chief Exec. Officer      1400 Lake Hearn Drive
                                     Atlanta, GA 30319             Cox Enterprises, Inc.        Atlanta, GA 30319

David E. Easterly*                   Cox Enterprises, Inc.         Vice Chairman                Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

G. Dennis Berry                      Cox Enterprises, Inc.         President and Chief          Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Operating Officer            1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Robert C. O'Leary*                   Cox Enterprises, Inc.         Exec. Vice President         Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         and Chief Financial          1400 Lake Hearn Drive
                                     Atlanta, GA 30319             Officer                      Atlanta, GA 30319

Timothy M. Hughes                    Cox Enterprises, Inc.         Senior Vice President        Cox Enterprises, Inc
                                     1400 Lake Hearn Drive         Administration               1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Alexander V. Netchvolodoff           Cox Enterprises, Inc.         Senior Vice President        Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Public Policy                1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Barbara C. Anthony*                  Cox Enterprises, Inc.         Vice President               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Preston B. Barnett                   Cox Enterprises, Inc.         Vice President and           Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         General Tax Counsel          1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Anne C. Chambers*                    Cox Enterprises, Inc.         Vice President               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive                                      1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Amendment No. 5 to Schedule 13D
Schedules


                                                                                                Name and Address of
                                                                                                Corporation or other
                                                                                                Organization in which
Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         ---------------------

Marybeth H. Leamer                   Cox Enterprises, Inc.         Vice President, Human        Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Resources                    1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Richard J. Jacobson                  Cox Enterprises, Inc.         Vice President &             Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Treasurer                    1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

Michael J. Mannheimer                Cox Enterprises, Inc.         Vice President,              Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Materials Management         1400 Lake Hearn Drive
                                     Atlanta., GA                                               Atlanta, GA 30319

Andrew A. Merdek                     Cox Enterprises, Inc.         Vice President, Legal        Cox Enterprises, Inc
                                     1400 Lake Hearn Drive         Affairs & Secretary          1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

John C. Mellott                      Cox Enterprises, Inc.         Vice President, Business     Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Development                  1400 Lake Hearn Drive
                                     Atlanta, GA 30319                                          Atlanta, GA 30319

John C. Williams                     Cox Enterprises, Inc.         Vice President               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Marketing &                  1400 Lake Hearn Drive
                                     Atlanta, GA 30319             Communications               Atlanta, GA 30319

Thomas B. Whitfield                  Cox Enterprises, Inc.         Vice President,              Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Direct Marketing             1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA 30319

Alexandra Wilson                     Cox Enterprises, Inc.         Vice President, Public       Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         Policy                       1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA  30319

Maria L. Friedman                    Cox Enterprises, Inc.         Assistant Vice               Cox Enterprises, Inc.
                                     1400 Lake Hearn Drive         President, Tax               1400 Lake Hearn Drive
                                     Atlanta, GA  30319                                         Atlanta, GA  30319

Arthur M. Blank                      AMB Group, LLC                Chairman, President          AMB Group, LLC
                                     3290 Northside Parkway        & Chief Executive            3290 Northside Parkway
                                     Atlanta, GA  30327            Officer                      Atlanta, GA 30327

Amendment No. 5 to Schedule 13D
Schedules


                                                                                                Name and Address of
                                                                                                Corporation or other
                                                                                                Organization in which
Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         ---------------------

Richard L. Braunstein                Dow, Lohnes &                 Member                       Dow, Lohnes &
                                     Albertson, PLLC                                            Albertson, PLLC
                                     1200 New Hampshire Ave                                     1200 New Hampshire Ave.
                                     Washington, DC 20036                                       Washington, DC 20036

Thomas O. Cordy                      3770 Village Drive            Director-                    The Maxxis Group, Inc.
                                     Atlanta, GA  30319            Retired President and
                                                                   Chief Executive Officer

Carl R. Gross                        5895 Winterhur Ridge          Director                     Retired Vice President
                                     Atlanta, GA 30319                                          And Chief Administrative
                                                                                                Officer

Ben F. Love                          Cox Enterprises, Inc.         Director                     Chase Bank of Texas
                                     1400 Lake Hearn Drive                                      600 Travis Street
                                     Atlanta, GA  30319                                         Houston, TX 77252

Paul J. Rizzo                        Cox Enterprises, Inc.         Director-                    Franklin Street Partners
                                     1400 Lake Hearn Drive         Retired Vice Chairman,       6330 Quadrangle Drive
                                     Atlanta, GA  30319            IBM Corporation              Chapel Hill, NC  27514


*        Also a Director

Amendment No. 5 to Schedule 13D
Schedules


                                  Schedule II
                               Cox Holdings, Inc.
                        Executive Officers and Directors


                                                                                             Name and Address of
                                                                                             Corporation or other
                                                                                             Organization in which
Name                             Business Address               Principal Occupation         Employed
----                             ----------------               --------------------         ---------------------

G. Dennis Berry*                 President                      President and Chief          Cox Enterprises, Inc.
                                 Cox Holdings, Inc.             Operating Officer            1400 Lake Hearn Drive
                                 1400 Lake Hearn Drive                                       Atlanta, GA 30319
                                 Atlanta, GA 30319

Preston B. Barnett               Vice President                 Vice President and           Cox Enterprises, Inc.
                                 Cox Holdings, Inc.             General Tax Counsel          1400 Lake Hearn Drive
                                 1400 Lake Hearn Drive                                       Atlanta, GA 30319
                                 Atlanta, GA 30319


John C. Mellott*                 Vice President                 Vice President,              Cox Enterprises, Inc.
                                 Cox Holdings, Inc.             Business Development         1400 Lake Hearn Drive
                                 1400 Lake Hearn Drive                                       Atlanta, GA 30319
                                 Atlanta, GA 30319

Andrew A. Merdek*                Vice President &               Vice President-              Cox Enterprises, Inc.
                                    Secretary                   Legal Affairs and            1400 Lake Hearn Drive
                                 Cox Holdings, Inc.             Secretary                    Atlanta, GA 30319
                                 1400 Lake Hearn Drive
                                 Atlanta, GA 30319


Richard J. Jacobson              Treasurer                      Vice President and           Cox Enterprises, Inc
                                 Cox Holdings, Inc.             Treasurer                    1400 Lake Hearn Drive
                                 1400 Lake Hearn Drive                                       Atlanta, GA 30319
                                 Atlanta, GA 30319


*        Also a Director

Amendment No. 5 to Schedule 13D
Schedules


                                  Schedule III
                                 Cox DNS, Inc.
                        Executive Officers and Directors


                                                                                                Name and Address of
                                                                                                Corporation or other
                                                                                                Organization in which
Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         ---------------------

Robert C. O'Leary*                   President                     Exec. Vice President         Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 and Chief Financial          1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive         Officer                      Atlanta, GA 30319
                                     Atlanta, GA 30319

Preston B. Barnett                   Vice President                Vice President and           Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 General Tax Counsel          1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319

John C. Mellott*                     Vice President                Vice President,              Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 Business Development         1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319

Andrew A. Merdek*                    Secretary                     Vice President,              Cox Enterprises, Inc.
                                     Cox DNS, Inc.                 Legal Affairs and            1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive         Secretary                    Atlanta, GA 30319
                                     Atlanta, GA 30319

Richard J. Jacobson                  Treasurer                     Vice President and           Cox Enterprises, Inc
                                     Cox DNS, Inc.                 Treasurer                    1400 Lake Hearn Drive
                                     1400 Lake Hearn Drive                                      Atlanta, GA 30319
                                     Atlanta, GA 30319


*        Also a Director

                                  Schedule IV
                          Cox Investment Company, Inc.
                        Executive Officers and Directors


                                                                                                Name and Address of
                                                                                                Corporation or other
                                                                                                Organization in which
Name                                 Business Address              Principal Occupation         Employed
----                                 ----------------              --------------------         ---------------------

G. Dennis Berry*              President                            President and Chief          Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         Operating Officer            1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319

Preston B. Barnett            Vice President                       Vice President and           Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         General Tax counsel          1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319


John C. Mellott*              Vice President                       Vice President,              Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         Business Development         1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319

Andrew A. Merdek*             Secretary                            Vice President,              Cox Enterprises, Inc.
                              Cox Investment Company, Inc.         Legal Affairs and            1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                Secretary                    Atlanta, GA 30319
                              Atlanta, GA 30319

Richard J. Jacobson           Treasurer                            Vice President and           Cox Enterprises, Inc
                              Cox Investment Company, Inc.         Treasurer                    1400 Lake Hearn Drive
                              1400 Lake Hearn Drive                                             Atlanta, GA 30319
                              Atlanta, GA 30319


*        Also a Director